Exhibit 23.1

CONSENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated April 10, 2006 (which includes an explanatory paragraph stating that on January 31, 2006, FastFunds Financial Corporation, a majority-owned subsidiary of the Company, sold substantially all of the assets of its wholly-owned subsidiary Chex Services, Inc. This subsidiary conducted most of the Company’s business operations and is presented as discontinued operations in the accompanying consolidated financial statements. In addition, on March 14, 2006, the Company acquired Hydrogen Power, Inc.), which appears on page F-1 of the Annual Report on Form 10-K of Equitex, Inc. for the year ended December 31, 2005, and to the reference to our Firm under the caption “Experts” in the prospectus.

/S/ GHP HORWATH, P.C.

Denver, Colorado

May 12, 2006